UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: November 9, 2004

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay Suite 4200 Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713/651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.04 Temporary Suspension of Trading Under Registrant's Employee Benefit Plans.

On November 9, 2004, EOG Resources, Inc. ("EOG") received notice of a prospective blackout period with respect to the EOG Resources, Inc. Savings Plan ("Savings Plan") and the EOG Resources, Inc. Money Purchase Pension Plan ("Pension Plan" and with the Savings Plan, collectively, the "Plans"), as required by Section 101(i)(2)(E) of the Employment Retirement Income Security Act of 1974, as amended. On November 9, 2004, EOG sent a notice to its board of directors and executive officers pursuant to Section 306 of the Sarbanes-Oxley Act and Rule 104(b)(2) of Regulation BTR with respect to the blackout period that will begin on December 27, 2004 and continue until the week of January 10, 2005. During the blackout period and for a period of two years after the ending date of the blackout period, a security holder or other interested person may obtain, without charge, the actual ending date of the blackout period by contacting Julie Clay at EOG Resources, Inc., 333 Clay Street, Suite 4200, Houston, Texas 77002, by phone at (713) 651-6960 or via e-mail at julie_clay@eogresources.com. The notice delivered to EOG directors and executive officers is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

      (c) Exhibits

          99.1   Notice of Blackout Period to Directors and Executive Officers of EOG Resources, Inc.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

          EOG RESOURCES, INC.
          (Registrant)

Date: November 9, 2004   By: /s/ TIMOTHY K. DRIGGERS
              Timothy K. Driggers
              Vice President and Chief Accounting Officer
              (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Blackout Period to Directors and Executive Officers of EOG Resources, Inc.

Exhibit 99.1

**IMPORTANT NOTICE REGARDING THE BLACKOUT PERIOD FOR
THE EOG RESOURCES, INC. SAVINGS PLAN AND
THE EOG RESOURCES, INC. MONEY PURCHASE PENSION PLAN
AND YOUR RIGHTS TO TRADE EOG RESOURCES, INC. COMMON STOCK
DURING THE BLACKOUT PERIOD**

To: All EOG Resources, Inc. Directors and Executive Officers

**From: Barry Hunsaker
          Senior Vice President and General Counsel
          EOG Resources, Inc.**

The purpose of this notice is to inform you that the EOG Resources, Inc. Savings Plan and the EOG Resources, Inc. Money Purchase Pension Plan (collectively, the "Plans") will be entering a blackout period due to a Trustee and Recordkeeper conversion from WyStar/Wachovia to Schwab Retirement Plan Services, Inc. Because you are a director or executive officer of EOG Resources, Inc. ("EOG"), you are subject to Section 306(a) of the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated by the Securities and Exchange Commission ("SEC") related thereto, which prohibit directors or executive officers of EOG from engaging in certain transactions in **EOG Resources, Inc.'s Common Stock** during a blackout period. All current and former participants in the Plans were informed via notice mailed November 5, 2004, a copy of that notice is attached.

During the blackout period, directors and executive officers may no longer exercise stock options or trade EOG's securities held outside of the Plans. The insider trading provision specifically prohibits corporate insiders from directly or indirectly purchasing, selling, acquiring or transferring any equity or derivative security of a publicly traded company that they acquired in connection with service or employment as a director or executive officer of that company. Equities acquired in connection with the individual's service as a director or officer are subject to the restriction, including securities acquired before the Sarbanes-Oxley Act was passed or before the company went public. There is a rebuttable presumption that any securities sold during a blackout period are not exempt from the rule (*i.e.*, the individual corporate insider bears the burden of proving that the securities were not "acquired in connection with service or employment"). However, the rules exempt various acquisitions or dispositions that occur automatically, are made pursuant to an advance election, or are otherwise outside of your control. If you are aware of any acquisitions or dispositions of shares on your behalf that may occur under these types of conditions, please contact me to determine if the acquisition or disposition falls within an exemption to the rules.

Key Dates:
Blackout Beginning Date: **December 27, 2004**
Expected Blackout End Date: **The week of January 10, 2005**

Violations of the insider trading prohibition will allow an issuer or a security holder acting on behalf of an issuer to bring an action to recover the profits realized by the director or executive officer. In addition, the SEC may bring an action, including civil injunction proceedings, cease-and-desist actions, civil penalties and all other remedies available to the SEC under the Securities and Exchange Act of 1934, as amended, including, in some cases, criminal penalties.

While we anticipate a smooth transition, you will be notified in the unlikely event that an extension of the blackout period is needed. During the blackout period and thereafter, you can determine without charge whether the blackout period has started or ended or ask any other questions you may have regarding this notice by contacting Julie Clay at EOG Resources, Inc. 333 Clay Street, Suite 4200, Houston, Texas 77002, by phone at (713) 651-6960 or via e-mail at julie_clay@eogresources.com.